CUTLER LAW GROUP
                                   Attorneys at Law
                    www.cutlerlaw.com     M. Richard Cutler, Esq.
                    =================     =======================

                                December 20, 2006

Ade K. Heyliger
Attorney-Advisor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.  20549

RE:  Competitive Technologies, Inc.
     Preliminary Proxy Statement on Schedule 14A filed December 8, 2006 Soliciting Materials filed December 8, 2006 Pursuant to Rule 14a-12 by The Committee to Restore Stockholder Value
     File No. 001-08696

Gentlemen and Ladies:

     This letter is written in response to your correspondence dated December 18, 2006 and addressed to the undersigned, M. Richard Cutler, counsel to The Committee to Restore Stockholder Value (the "Committee"), relating to the Proxy materials of the Committee in connection with the Annual Meeting of Stockholders of Competitive Technologies, Inc. (the "Company"). This letter includes responsive comments to your letter. All page references are to the marked copy sent supplementally by pdf copy and reference the actual page numbers on the proxy statement.

     The responses contained herein correspond in Part and Number to the comments in your letter of December 18, 2006.

shares in the company
as he previously did when he was President and Chief Executive Officer.

     As more fully set forth below under "Certain Litigation", Mr. Nano is involved in litigation pending against the Company in connection with his previous employment agreement with the Company and wrongful termination. Returning Mr. Nano to his very successful role as President and Chief Executive Officer will resolve this costly outstanding litigation.

     We strongly believe the current Board terminated Mr. Nano in June 2005 for his refusal to certify the Chief Executive Officer certification required under Sarbanes-Oxley legislation disclosure requirements due to insider trading allegations. The minutes written by the Company of the Board Meeting on June 14, 2005 state that Mr. Nano was terminated by the current Board. The minutes were presented by the Company and are part of the evidence in Mr. Nano's litigation in Connecticut Superior Court. Mr. Nano was terminated on June 14, 2005, the last day for the Company to file the Chief Executive Officer

1. It appears that you issued a press release on December 4, 2006 which you have not filed as required by Rule 14a-l2. Please advise.

     The member of the Committee who prepared and forwarded the press release was unaware of the requirement to file the press release. The press release was filed on December 19, 2006 on the SEC Edgar system.


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SCHEDULE 14A
------------

GENERAL
-------

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. In this regard, we note the following examples:
     -     The current board removed Mr. Nano for "inappropriate reasons," page
           2;
     - The Board's "lack of performance has caused substantial losses in earnings, revenue declines and a major drop in market value," page 6;
     - The reference to "widespread stockholder dissent and concerns" page 5;
           and
     -     Mr. Nano was "forced out" by the current Board, page 8.

     We have revised the materials as requested throughout the document and note specific changes below. We must note, however, that like many other legal documents, a Proxy Statement in opposition to a Board of Directors is intentionally a position statement which by its nature has strong language in opposition to the board. As long as that language is not false, misleading, defamatory, without basis in fact or in any way inaccurate we believe it is appropriate in an opposition proxy statement. We are providing factual backup for the statements in the document and are including clarifying statements to reflect that which is only our opinion, but we do not believe we are required to "tone down" our rhetoric as long as it is factually accurate, reasonably based and not in violation of 14a-9. The Committee believes that this Company has not only been poorly run which has harmed existing stockholders, but that potential securities law violations have occurred which is the impetus behind this proxy contest. As such, we believe that CTT stockholders are entitled to have our viewpoint properly presented without watering down those views so as to not offend existing management.

     With that proviso, we respond to your specific comments herein as follows:

     We have revised the first referenced paragraph relating to "inappropriate reasons" to reflect that it is our "opinion". We have also added substantial detail as to the stated reasons for Mr. Nano's termination later in the Amended Proxy Statement. This disclosure is added to the biography of Mr. Nano and includes substantial details relating to his termination. See page 2 of the Amended Proxy Statement and pages 11 and 12 of the Amended Proxy Statement. We are attaching hereto supplementally as Exhibit A a copy of the written transcript of the testimony of Mr. Carver which is referenced in that disclosure.

     We have added a parenthetical to the referenced phrase "substantial losses in earnings, revenue declines and a major drop in market value" to advise that those are more fully detailed elsewhere in the proxy statement. See page 5 of the Amended Proxy Statement. Elsewhere we have added additional detail about

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the specifics of these losses in earnings, revenue declines and major drop in market value, all of which are evident from the Company's own periodic filings or which are reflected in historical stock prices from the American Stock Exchange. See, e.g., the first two bullet points on page 4.

     We have qualified "widespread stockholder dissent and concerns" by advising that it is our perception and then referencing specifically what we base those perceptions on. See page 7 of the Amended Proxy Statement.

     We have added "we believe" before "forced out", although from the context of the discussion about Mr. Nano's ouster we believe that this qualification is unnecessary. See the disclosure in Mr. Nano's biography about why he was terminated on pages 11 and 12 of the Amended Proxy Statement.

3. Supplementally provide copies of the Wall Street Journal materials referenced throughout the proxy materials.

     A copy of the Wall Street Journal article referenced in the Proxy Statement is attached hereto as Exhibit B

4. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for you assertions in the document. In this regard, we refer; you to the following:
     -     Your implications throughout the materials that the Board has chosen
to               '"waste" resources on unwarranted legal actions and legal fees;
     - Your statement that the Board and senior management have chosen to "unnecessarily" and "needlessly" dilute the common stock, page 4;
     - Your implications regarding the Board's and senior management' s decision to increase compensation and your question to shareholders as to whether "that sound[s] like good use of stockholder funds,)" page 4; and
     -     The implication behind your questions regarding the reasons as to why
Mr.          Kiley would leave his job as COO and why Competitive Technologies would subsequently enter into a consulting contract with him, page 5.

In addition, you should apply this comment to any future soliciting or definitive additional materials.

     The Committee reiterates its belief with respect to the appropriateness of statements and language in the proxy as set forth in our response to comment number two. With that statement, we have the following specific responses to this comment:

     We have added a new bullet point with specific references to actions believed to be a "waste" of resources for ongoing litigation. See page 5 of the Amended Proxy Statement.

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

     We have supplemented the disclosure relating to stock dilution to specifically detail exactly what the Company has done in that regard. See page 4 of the Amended Proxy Statement.

     We do not agree that our question about as to whether increased compensation is "good use of stockholder funds" is inappropriate given the substantial increases in compensation at a time that revenues, earnings and stock prices are decreasing. Clearly that is a rhetorical argumentative statement based on facts. Nevertheless we have restated that statement by supplementing the disclosure . See page 5 of the Amended Proxy Statement.

     We have substantially supplemented the disclosure relating to Mr. Kiley by putting in a specific factual allegation that he falsified his resume when he applied to the Company by advising that he had a nonexistent PhD. See page 6 of the Amended Proxy Statement.

     Please note that these statements are all statements based on factual matters rather than anything remotely in violation of 14a-9.

5. We note statements throughout your materials in which you assert your belief that decisions by the Board and senior management have "squandered" stockholder value (page 2). We note further your statements throughout the materials that Mr. Nano previously "drove profitability and value to stockholders" and that the nominees will ''restore'' and "increase" profitability stockholder value.
Please provide support for these statements and quantify any analyses performed by the participants or otherwise to support these statements. To the extent any such analyses have not been performed, so state.

     As is clear from the disclosure throughout the proxy statement, the Committee has carefully analyzed both the results from before Mr. Nano's termination and the results of the Company subsequent to such termination. Please note, for example, the substantial detail in many places in the proxy statement about declining revenues, earnings and stock price during the period subsequent to Mr. Nano's termination. These are compared to results prior to such termination. Please note for example the details from the Committee as to why we believe those results are directed from actions of management (i.e. termination of Mr. Nano, wasteful litigation, failure to obtain new licensing, increased management compensation, unnecessary stock sales resulting in dilution, etc.). All of these analyses are substantially quantified throughout the document.

     We have added four very specific paragraphs detailing revenues, earnings and stock price during Mr. Nano's tenure and since his termination. Without a doubt, these support the statement by the Committee that stockholder value has been "squandered" subsequent to his termination. See page 7 of the Amended Proxy Statement.

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6. You refer to "John's team" and "our successful management team" which you expect to return. Please expand where appropriate to clarify who you consider to be a part of this team and who will return.

     Since who specifically will join with John Nano in managing Competitive Technologies subsequent to the transition, we have revised the language to reflect that John Nano will lead the team to be determined. We have added a statement that Mr. Nano and the new board will determine who these new key managers will be. See page 8 of the Amended Proxy Statement.

REASONS FOR THE SOLICITATION. PAGE 4
------------------------------------

7. Please provide specific factual support for your assertion at the bottom of page 4 that Mr. Nano was terminated because he "refused to sign the certification required under the Sarbanes-Oxley Act unless allegations of insider trading and similar acts by Board members were cured and fully disclosed to the stockholders."

     Please see our detailed response to comment number two (under "inappropriate reason") and the substantial detailed disclosure in Mr. Nano's biography on pages 11 and 12 of the Amended Proxy Statement.

8. Please describe in greater detail the facts alleged in the first 2 bullets on page 5 and provide specific factual support for these assertions.

     We have expanded those two bullets to provide additional factual support. See page 6 of the Amended Proxy Statement.

9. To provide more balanced disclosure, expand the third bullet to provide the number of shares held by your nominees and proposed management team.

     We have deleted the third bullet point. The shares held by the nominees for the Committee are detailed elsewhere in the Amended Proxy Statement.

THE COMMITTEE'S PLAN FOR COMPETITIVE TECHNOLOGIES, PAGE 6
---------------------------------------------------------

10. Please explain in greater detail your statement on page 7 that the nominees will "unlock [the company's] potential."

     We have revised the statement to advise that implementation of our plan will permit the Committee's nominees to create and implement a strategic plan to focus on the potential opportunities for the Company in the technology marketplace and restore stockholder value. See page 10 of the Amended Proxy Statement.

11. We refer you to your disclosures in the third paragraph on page 6. Provide specific factual support for your statements that the company's previous

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performance under the leadership of John Nano was the result of "[your]
strategic implementation of management's plan,"

     Please see our response to comment number five above. We added four very specific paragraphs on page 7 which detail the growth in earnings, revenue and stock market price during Mr. Nano's tenure. We have added a reference to those paragraphs on page 8 of the Amended Proxy Statement.

12. Your disclosures on pages 6-7 regarding the Committee's plans to increase profitability if your nominees are elected are too general and vague to provide security holders with sufficient information to make an informed decision. We note, for example, the references in the second paragraph on page 7 to two unspecified global markets with no description as to how your management team plans to provide the technologies needed in these markets. We note further your statements regarding management's ''potential'' access to various technologies and an unnamed "Asian partner" that "could" provide distribution, although it is unclear whether you have even initiated formal discussions or negotiations with this potential partner. Please revise your disclosure in this section as necessary to provide shareholders with adequate information regarding the Committee's plans if your nominees are elected.

     We have revised the referenced disclosure to provide substantial additional information relating to the Committee's plans, the status of the Committee's discussions and how these two technologies might be implemented by Competitive Technologies. See pages 9 and 10 of the Amended Proxy Statement.

13. The relevance of mentioning the licensing fees paid/received by the companies mentioned in the first paragraph on page 7 to Competitive Technologies' specific operations and the Committee's plans for the company if its nominees are elected is unclear. Please either remove these references or explain in greater detail their relevance and provide supplemental evidence of the licensing fees mentioned.

     We have added language clarifying how licensing revenues have been profitable to other companies in comparison to what the Committee is seeking to achieve. See page 9 of the Amended Proxy Statement.

     Supplementally, we advise you that the licensing figures referenced were given to Mr. Nano by President Sohn, of the Korean Technology Transfer Center, an agency of the Korean government. The Qualcomm figure is based on current market value of their stock which is easily computed by outstanding stock times current market value.

NOMINEES FOR ELECTION AS DIRECTORS. PAGE 8
------------------------------------------

14. Please describe with greater specificity the nominees' plan to purchase additional shares if elected, and quantify these amounts to the extent known.

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

     We have clarified this disclosure to reflect that there is no specific plan and that purchases will depend on market factors and personal finances. See pages 10 and 11 of the Amended Proxy Statement.

15. We refer you to your disclosure in the last sentence on page 8. Please include a description of the "dispute" regarding Mr. Nano's option to purchase 75,000 shares.

     We have added a footnote detailing the dispute as well as our belief as to the viability of the options. We have also advised that they would be restored upon election of the nominees of the Committee. See page 11 of the Amended Proxy Statement.

CERTAIN LITIGATION. PAGE 10
---------------------------

16. We refer you to your statements on pages 9 and 11. Please explain in greater detail how returning Mr. Nano to his previous position as President and CEO will "resolve" the described "costly" litigation proceedings, particularly in light of the fact that the company has filed its own suit against Mr. Nano. If it is the intention of the nominees not to pursue the suit against Mr. Nano if elected, please clearly state this fact.

     The nominees have reached an agreement with Mr. Nano with respect to termination of the litigation in the event they are elected. The prior disclosure had the terms of the proposed settlement. We have revised the disclosure to reflect that the nominees on behalf of the Company would agree with Mr. Nano to settle on those terms. See page 14 of the Amended Proxy Statement.

PROXY SOLICITATION. PAGE 11
---------------------------

17. We note that you employ various methods to solicit proxies, including mail. email and/or facsimile. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Additionally. to the extent that you plan to solicit proxies via the internet, tell us which websites you plan to utilize.

     The Committee acknowledges its obligations in accordance with the foregoing rules and will file any and all written soliciting materials under cover of
Schedule 14A. The Committee has no intention to utilize a website in connection with the solicitation.

ADDITIONAL INFORMATION CONCERNING COMPETITIVE TECHNOLOGIES. INC.
----------------------------------------------------------------

18. Please either explain the reasons for the uncertainty as to whether the Committee members. individually or as a group, beneficially own more than 5% of Competitive Technologies' stock or remove the "[t]o the best of [your] knowledge" disclaimer.

     The statement was added because we could not be sure that someone OTHER than members of the committee held more than 5%. Since Management's proxy does

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not reflect any 5% holders, we have removed the disclaimer as requested.  See page 15 of the Amended Proxy Statement.

PROXY CARD
----------

19. We note from the introductory paragraph that you have reserved the right to use discretionary authority on any motion to adjourn or postpone the meeting. Please confirm your understanding of our position that you may not use discretionary authority to vote to adjourn the meeting in order to solicit additional votes. Alternatively, you may include such right as a separate matter.

     The Committee confirms our understanding that we do not have discretionary authority to vote to adjourn the meeting in order to solicit additional votes. The Committee retains its right to use discretionary authority with proxies held by it to vote against adjournment or postponement by management if they seek to do so. We have clarified the language in the form of proxy to so state.

PROXY SOLICITING MATERIALS
--------------------------

20. Include in your proxy materials a description of the "conflicts that have divided management." as mentioned in your soliciting material filed pursuant to Section 14a-12 on December 8, 2006. Also explain the meaning of your statement that Competitive Technologies is "out of control."

     The intention of our original "Stop, Look & Listen" letter filed on December 8, 2006 under 14a-12 was simply to advise stockholders that our proxy materials were coming and to wait for complete review before sending proxies to management. The letter advised stockholders that substantial additional material would be forthcoming in our proxy statement which would detail the matters which you reference. Stockholders were advised that we were NOT soliciting proxies and that they should read the proxy statement for additional detail. The proxy statement as amended in response to your comments has substantial detail as to both the "conflicts that have divided management" and why the Committee believes that the Company is "out of control". Both of these statements are rhetorical, argumentative and appropriate in a proxy fight. Nevertheless, we have added a few bullet points to the revised proxy soliciting materials to detail our objections to management. See the amended proxy solicitation materials.

21. Rule 14a-12 requires the inclusion of certain information regarding the
participants in the     solicitation.  We note that you have included
information regarding four participants but that you have six nominees. Instruction 3(ii) defines "participant" to include all nominees. Please advise.

     At the time of filing and circulation of the original "Stop, Look & Listen Letter" filed under Rule 14a-12 as proxy solicitation materials, the Committee had not yet finalized its entire slate of director nominees. The four persons referenced had agreed to become members of the Committee and nominees, but the

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remaining persons were still in discussion.  As a consequence, the filing was accurate at the time originally filed. The remaining directors are fully disclosed in the Proxy Statement. Nevertheless, we are revising the amended additional proxy solicitation materials to include all the directors in the Amended additional proxy materials.

------------------------

     As requested, please be advised that the members of the Committee acknowledge that:

          Each member of the Committee is responsible for the adequacy and accuracy of the disclosure in the filing;

          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          The members of the Committee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

---------------------------

     A courtesy printed version copy of the Amended Proxy Statement redlined with all changes from the original filing, has been attached as a pdf file to the CORRESP file which we have filed on Edgar. That marked copy, along with a hard copy of this letter, has also been forwarded by overnight mail to your office. If you have any further questions or comments, please do not hesitate to contact us.

                                   Very truly yours,

                                   /s/ M. Richard Cutler

                                   M.  Richard Cutler


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EXHIBIT A

Transcript of Carver Testimony

EXHIBIT B

Wall Street Journal Article